Exhibit 99.4

Kenon Holdings Ltd. (Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)
IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (THE “TASE”), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON C/O GORNITZKY & CO VIA FAX AT +972-3-560-6555, ATTENTION: ARI FRIED, ADV. OR BY EMAIL TO: KENONPROXY@GORNITZKY.COM, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

Using a black ink pen, mark your votes with an X as shown in this example. ☒
Please do not write outside the designated areas.

Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1(a) - (h), 2, 3, 4, 5 and 6.

1. Re-Election of Directors:
	For	Against	Abstain			For	Against	Abstain
1(a) - Ducau	☐	☐	☐	2.	Re-Appointment of Statutory Auditor for the Financial Year Ending December 31, 2022 and Authorization of Our Directors (which may act through the Audit Committee) to Fix Their Remuneration	☐	☐	☐

1(b) - Bonnier	☐	☐	☐
				3.	To Authorize the Ordinary Share Issuances	☐	☐	☐
1(c) - Charney	☐	☐	☐
4.
To Authorize the Grant of Awards Under the Kenon Holdings Ltd. Share Incentive Plan 2014 and/or Options Under the Kenon Holdings Ltd. Share Option Plan 2014 and the Allotment and Issuance of Ordinary Shares
						☐	☐	☐
1(d) - Cohen	☐	☐	☐

1(e) - Fine	☐	☐	☐	5.	To Approve the Renewal of the Share Purchase Authorization	☐	☐	☐

1(f) - Foo	☐	☐	☐	6.	To Approve the Capital Reduction in Respect of the Distribution	☐	☐	☐

1(g) - Kaufman	☐	☐	☐	Number of Shares Voted		PLEASE MARK THE BOX TO THE LEFT IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE ANNUAL GENERAL MEETING, TO VOTE YOUR SHARES. YOU WILL ALSO NEED TO COMPLETE PAGE 2.
☐
1(h) - Sen	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B
B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as your name(s) appears hereon or, if you hold your Kenon shares through the TASE, as your name appears in the proof of ownership certificate signed by your TASE Clearing House Member. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Kenon is entitled to reject the proxy card if it is incomplete, improperly completed, or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the proxy card.
Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Annual General Meeting Admission Ticket

Kenon Holdings Ltd.

Annual General Meeting of Shareholders

May 19, 2022, 4:00 PM (Singapore Time)

1 Temasek Avenue #37-02B
 Millenia Tower
Singapore 039192

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (THE “TASE”), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON C/O GORNITZKY & CO VIA FAX AT +972-3-560-6555, ATTENTION: ARI FRIED, ADV. OR BY EMAIL TO: KENONPROXY@GORNITZKY.COM, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING, TO VOTE YOUR SHARES,
PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Kenon Holdings Ltd. (Incorporated in the Republic of Singapore) (Company Registration Number 201406588W)

Proxy Solicited by Board of Directors

Personal Data Privacy

By submitting an instrument appointing a proxy and/or representative, the member accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated April 27, 2022.

Proxy

I/We _______________________ (Name) of ________________________ (Address) hereby appoint _______________________ (Name) of ________________________ (Address) and/or _______________________ (Name) of ________________________ (Address) or failing the person, or either or both of the persons referred to above, the Chairman of the Annual General Meeting, in respect of ________________________ number of Kenon shares, as proxy(ies) of Cede & Co. to attend, speak and vote on behalf of Cede & Co., and if necessary to demand a poll at the Annual General Meeting of Kenon to be held at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192 on May 19, 2022, and at any adjournment thereof.

Shares represented by this proxy will be voted at the Annual General Meeting and any adjournments in the manner described herein. If no contrary indication is made, the Proxy(ies) will have authority to vote FOR Proposals 1(a) to (h) and Proposals 2 to 6.

In his/her/their discretion, the Proxy(ies) is/are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Important Reminder

Due to the constantly evolving COVID-19 situation in Singapore, Kenon may be required to change its arrangements for the Annual General Meeting at short notice. Shareholders should check Kenon’s website at http://www.kenon-holdings.com/ for the latest updates on the status of the Annual General Meeting.